UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

Donegal Group Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

257701201

(CUSIP Number)

December 31, 2018*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	Mr. Nikolaus is also reporting his beneficial ownership in excess of 5.0% of the Class A common stock as of December 31, 2017 and December 31, 2016, as reported in Item 4 of this Schedule 13G.

CUSIP No. 431466101

1.	NAMES OF REPORTING PERSONS Donald H. Nikolaus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,331,622 shares of Class A common stock
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,331,622 shares of Class A common stock
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,622 shares of Class A common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 22,816,753 shares of Class A common stock outstanding as of December 31, 2018. See Item 4.

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

Donegal Group Inc. (“DGI”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1195 River Road

Marietta, PA 17547

Item 2(a).	Name of Person Filing:

Donald H. Nikolaus

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Donegal Group Inc.

1195 River Road

Marietta, PA 17547

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

257701201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned	1,331,622 shares of Class A common stock(1)

(b) Percent of class	5.6%(1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,331,622 shares of Class A common stock(1)

(ii) Shared power to vote or to direct the vote	—

(iii) Sole power to dispose or to direct the disposition of	1,331,622 shares of Class A common stock(1)

(iv) Shared power to dispose or to direct the disposition of	—

(1)

Of these shares of Class A common stock, as of December 31, 2018, Mr. Nikolaus held 340,253 shares directly, a Nikolaus family foundation, of which Mr. Nikolaus is a trustee, held 166,369 shares and Mr. Nikolaus held currently exercisable stock options to purchase 825,000 shares. Also, as of December 31, 2018, Mr. Nikolaus held 182,665 shares of Class B common stock directly and the Nikolaus foundation held 3,938 shares of Class B common stock.

As of December 31, 2017, Mr. Nikolaus beneficially owned 5.2% of the outstanding shares of Class A common stock. Mr. Nikolaus held 328,691 shares directly, a Nikolaus family foundation, of which Mr. Nikolaus is a trustee, held 166,369 shares and Mr. Nikolaus held currently exercisable stock options to purchase 716,666 shares. Also, as of December 31, 2017, Mr. Nikolaus held 182,665 shares of Class B common stock directly and the Nikolaus foundation held 3,938 shares of Class B common stock.

As of December 31, 2016, Mr. Nikolaus beneficially owned 5.0% of the outstanding shares of Class A common stock. Mr. Nikolaus held 318,463 shares directly, a Nikolaus family foundation, of which Mr. Nikolaus is a trustee, held 166,369 shares and Mr. Nikolaus held currently exercisable stock options to purchase 625,000 shares. Also, as of December 31, 2016, Mr. Nikolaus held 182,665 shares of Class B common stock directly and the Nikolaus foundation held 3,938 shares of Class B common stock.

For additional information regarding Mr. Nikolaus and his former positions with DGI, please see the proxy materials DGI filed with the SEC on March 16, 2018 in connection with the DGI 2018 annual meeting of stockholders and the DGI Form 10-K annual report for the year ended December 31, 2017 DGI filed with the SEC on March 9, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

[    ]—This statement is being filed to report the fact that, as of the date of this report, the person filing this schedule has ceased to be the beneficial owner of more than five percent of the class of securities. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2019

/s/ Donald H. Nikolaus
Donald H. Nikolaus

Page 5 of 5 pages